UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
Publicly-Held Company with Authorized Capital
CNPJ/ME: 90.400.888/0001-42
NIRE: 35.300.332.067

NOTICE TO THE MARKET

Banco Santander (Brasil) S.A. hereby informs its shareholders and the market in general that announced jointly with the companies Itaú Unibanco, Marfrig, Rabobank, Suzano and Vale, the creation of a new company focused entirely on the restoration, conservation and preservation of forests in Brazil. The company’s mission is to restore and protect, over the next 20 years, four million hectares of native forest in some of Brazil´s most valuable ecosystems, including the Amazon, Atlantic Forest and Cerrado biomes – an area approximately equivalent to the size of Switzerland or Rio de Janeiro state, in Brazil.

Initially called ‘Biomas’, the company will restore two million hectares of degraded land by planting approximately two billion native trees, as part of a complex operational project on a vast scale. The company will also conserve and preserve two million hectares.

In addition to the environmental benefits, the alliance’s aim is that the project will stimulate regional development and strengthen local communities through their involvement in the value chain.

Each partner will initially commit R$ 20 million to support the early years of Biomas activities. The company’s operations are underpinned by a financially sustainable business model, enabling each project based on the commercialization of carbon credits.

The alliance launched at COP27 will prevent - considering removals and avoided emissions -, approximately 900 million tons of carbon from being released into the atmosphere, in the next 20 years. In addition, it is estimated that the company will contribute to the protection of more than 4,000 species of animals and plants.

The project´s first stage will consist of identifying target areas, establishing nurseries for large-scale production of native trees, engaging with communities, advocating for public land concessions, working on carbon credits certification and implementing pilot projects. From 2025, Biomas will then scale, rolling out restoration and conservation projects on a vast scale until it reaches its 4 million hectares goal.

The establishment of this company is subject to the usual regulatory approvals

São Paulo, November 14, 2022.

Angel Santodomingo Martell

Investor Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 11, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer